Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

SHANGHAI, February 22, 2017 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2016 ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights:

•	Total revenues increased 13.6% over Q4 2015 to RMB694.2 million (US$100.0 million), within the Company’s guidance range
•	Online recruitment services revenues increased 15.0% over Q4 2015 to RMB423.8 million (US$61.0 million)
•	Other human resource related revenues increased 11.8% over Q4 2015 to RMB270.4 million (US$38.9 million), which reflected the impact of a value-added tax (“VAT”) policy change effective May 1, 2016
•	Gross margin of 70.8% compared with 71.6% in Q4 2015
•	Income from operations increased 12.2% over Q4 2015 to RMB209.7 million (US$30.2 million)
•	Fully diluted earnings per share were RMB3.45 (US$0.50)
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.61 (US$0.52), exceeding the Company’s guidance range

Fiscal Year 2016 Financial Highlights:

•	Total revenues increased 12.9% over 2015 to RMB2,372.7 million (US$341.7 million)
•	Gross margin of 71.6% compared with 72.3% in 2015
•	Income from operations increased 7.8% over 2015 to RMB611.8 million (US$88.1 million)
•	Fully diluted earnings per share were RMB9.68 (US$1.39)
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB12.13 (US$1.75)
•	Cash and short-term investments increased to RMB6,080.4 million (US$875.8 million) as of December 31, 2016

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “While we delivered solid financial results in 2016, the year was even more noteworthy in our minds for the progress we made on product development and the diversification of our engagement points with both employers and job seekers. Our online service offerings are more innovative and comprehensive than ever following a refresh of the flagship 51job.com portal, the enhancement of our search engine methodology, and the introduction of employee referral and candidate background check services. We believe our strengthened value proposition to users will not only elevate recruitment compatibility and effectiveness, but also provide additional fuel to drive online customer spending and sales productivity over time. In 2017, we will continue to maintain our long-standing discipline in balancing investments and returns, incubate and pilot new products and platforms, and further establish 51job as the most complete HR services provider in China.”

Fourth Quarter 2016 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2016 were RMB694.2 million (US$100.0 million), an increase of 13.6% from RMB610.8 million for the same quarter in 2015.

Online recruitment services revenues for the fourth quarter of 2016 were RMB423.8 million (US$61.0 million), representing a 15.0% increase from RMB368.6 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services, which was partially offset by lower revenue per unique employer. The number of unique employers increased 17.3% to 337,104 in the fourth quarter of 2016 compared with 287,419 in the same quarter of the prior year due to strong customer acquisition. Although the pricing of like-for-like services was generally unchanged over the past year, average revenue per unique employer decreased 2.0% in the fourth quarter of 2016 as compared with the same quarter in 2015. This was primarily due to robust new customer growth which outpaced and offset the effect of greater spending by existing customers, as well as a higher level of average revenue per unique employer in the fourth quarter of the prior year that benefitted from the acquisition of Yingjiesheng.com in 2015.

Other human resource related revenues for the fourth quarter of 2016 increased 11.8% to RMB270.4 million (US$38.9 million) from RMB241.8 million in the same quarter of 2015. The increase was primarily due to greater usage and growth of seasonal campus recruitment, business process outsourcing and training services. However, this growth was partially offset by the impact from the implementation of a VAT policy change effective May 1, 2016 that resulted in a reduction in the amount of revenues recorded.

Gross profit for the fourth quarter of 2016 increased 13.6% to RMB486.6 million (US$70.1 million) from RMB428.4 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 70.8% in the fourth quarter of 2016 compared with 71.6% in the same quarter in 2015.

Operating expenses for the fourth quarter of 2016 increased 14.7% to RMB276.8 million (US$39.9 million) from RMB241.4 million for the same quarter of 2015. Sales and marketing expenses for the fourth quarter of 2016 increased 18.2% to RMB203.3 million (US$29.3 million) from RMB172.0 million for the same quarter of the prior year primarily due to higher employee compensation expenses and headcount additions. General and administrative expenses for the fourth quarter of 2016 increased 6.0% to RMB73.6 million (US$10.6 million) from RMB69.4 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the fourth quarter of 2016 increased 12.2% to RMB209.7 million (US$30.2 million) from RMB187.0 million for the fourth quarter of 2015. Operating margin, which is income from operations as a percentage of net revenues, was 30.5% in the fourth quarter of 2016 compared with 31.3% in the same quarter of 2015. Excluding share-based compensation expense, operating margin would have been 33.5% in the fourth quarter of 2016 compared with 34.7% in the same quarter of 2015.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

The Company recognized a gain from foreign currency translation of RMB1.6 million (US$0.2 million) in the fourth quarter of 2016 compared with a loss of RMB21.1 million in the fourth quarter of 2015 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the fourth quarter of 2016, the Company recognized a mark-to-market, non-cash gain of RMB4.1 million (US$0.6 million) associated with a change in fair value of convertible senior notes compared with a loss of RMB18.2 million in the fourth quarter of 2015.

The effective tax rate in the fourth quarter of 2016 decreased to 14.6% compared with 21.1% in the fourth quarter of 2015 as a result of non-tax deductible items, primarily the change in fair value of convertible senior notes, which comprised a smaller portion of the income before income tax base in the fourth quarter of 2016 than in the comparable year-ago period, as well as adjustments to income tax expense for the full year 2016 to reflect actual income tax due. The effective tax rate on non-GAAP results in the fourth quarter of 2016 was 13.7% compared with 15.8% in the fourth quarter of 2015.

Net income attributable to 51job for the fourth quarter of 2016 was RMB203.4 million (US$29.3 million) compared with RMB141.8 million for the same quarter in 2015. Fully diluted earnings per share for the fourth quarter of 2016 were RMB3.45 (US$0.50) compared with RMB2.45 for the same quarter in 2015.

In the fourth quarter of 2016, total share-based compensation expense was RMB20.1 million (US$2.9 million) compared with RMB20.8 million in the fourth quarter of 2015.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2016 increased 7.9% to RMB217.9 million (US$31.4 million) compared with RMB201.9 million for the fourth quarter of 2015. Non-GAAP adjusted fully diluted earnings per share were RMB3.61 (US$0.52) in the fourth quarter of 2016 compared with RMB3.40 in the fourth quarter of 2015.

Fiscal Year 2016 Unaudited Financial Results

Total revenues in 2016 were RMB2,372.7 million (US$341.7 million), an increase of 12.9% from RMB2,101.9 million in 2015.

Online recruitment services revenues in 2016 were RMB1,547.1 million (US$222.8 million), representing a 14.1% increase from RMB1,356.4 million in 2015. Unique employers using the Company’s online recruitment services grew 13.3% to 460,811 in 2016 from 406,880 in 2015. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. Average revenue per unique employer increased 0.7% in 2016 compared with 2015.

Print advertising revenues in 2016 was nil. As of December 31, 2015, the Company ceased all print advertising services.

Other human resource related revenues in 2016 grew 11.5% to RMB825.6 million (US$118.9 million) from RMB740.1 million in 2015. The increase was partially offset by the VAT policy change that went into effect in May 2016.

Income from operations in 2016 increased 7.8% to RMB611.8 million (US$88.1 million) from RMB567.7 million in 2015.

Net income attributable to 51job in 2016 was RMB566.0 million (US$81.5 million) compared with RMB618.1 million in 2015. Fully diluted earnings per share in 2016 were RMB9.68 (US$1.39) compared with RMB10.41 in 2015.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2016 increased 4.1% to RMB721.2 million (US$103.9 million) from RMB692.7 million in 2015. Non-GAAP adjusted fully diluted earnings per share were RMB12.13 (US$1.75) in 2016 compared with RMB11.64 in 2015.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

As of December 31, 2016, cash and short-term investments totaled RMB6,080.4 million (US$875.8 million) compared with RMB4,950.9 million as of December 31, 2015. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the VAT policy change as well as seasonality related to the Chinese New Year holiday, the Company’s total revenues target for the first quarter of 2017 is in the estimated range of RMB595 million to RMB615 million (US$85.7 million to US$88.6 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2017 is in the estimated range of RMB2.55 to RMB2.75 (US$0.37 to US$0.40) per share. The Company expects total share-based compensation expense in the first quarter of 2017 to be in the estimated range of RMB22 million to RMB23 million (US$3.2 million to US$3.3 million).

Recent Transactions

The Company has recently completed three transactions for a total consideration of RMB248.9 million (US$36.8 million), which were funded from the Company’s existing cash resources. The Company continues to actively pursue several investment opportunities.

VAT Policy Change

Effective May 1, 2016, in accordance with regulations announced by the PRC Ministry of Finance and State Administration of Taxation, VAT replaced business tax in all industries in China. Because the business tax-to-VAT transition for the Company’s online recruitment services revenues was completed in 2015, these regulations primarily affected the Company’s other human resource related revenues. The Company ceased paying business tax on total revenues and instead started paying VAT on May 1, 2016. The Company’s other human resource related revenues have been negatively affected due to this policy change, which impacts the direct comparability between future and previously reported total revenue and net revenue figures.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.9430 to US$1.00, the noon buying rate on December 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on February 22, 2017 (9:00 a.m. Beijing / Hong Kong time zone on February 23, 2017) to discuss its fourth quarter and fiscal year 2016 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2015	December 31, 2016	December 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	368,598	423,760	61,034
Print advertising	378	—	—
Other human resource related revenues	241,843	270,392	38,945

Total revenues	610,819	694,152	99,979
Less: Business tax and surcharges	(12,711)	(7,154)	(1,030)

Net revenues	598,108	686,998	98,949
Cost of services (Note 2)	(169,727)	(200,447)	(28,870)

Gross profit	428,381	486,551	70,079

Operating expenses:
Sales and marketing (Note 3)	(172,024)	(203,266)	(29,276)
General and administrative (Note 4)	(69,385)	(73,550)	(10,593)

Total operating expenses	(241,409)	(276,816)	(39,869)

Income from operations	186,972	209,735	30,210

(Loss) Gain from foreign currency translation	(21,060)	1,564	225
Interest and investment income, net	23,018	13,625	1,962
Change in fair value of convertible senior notes	(18,176)	4,096	590
Other income, net	8,747	8,928	1,286

Income before income tax expense	179,501	237,948	34,273
Income tax expense	(37,828)	(34,635)	(4,988)

Net income	141,673	203,313	29,285
Net loss attributable to non-controlling interests	176	118	17

Net income attributable to 51job, Inc.	141,849	203,431	29,302

Net income	141,673	203,313	29,285
Other comprehensive income	302	29,457	4,243

Total comprehensive income	141,975	232,770	33,528

Earnings per share:
Basic	2.47	3.47	0.50
Diluted (Note 5)	2.45	3.45	0.50

Weighted average number of common shares outstanding:
Basic	57,435,477	58,594,960	58,594,960
Diluted	58,012,047	58,934,411	58,934,411

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9430 to US$1.00 on December 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,339 and RMB3,518 (US$507) for the three months ended December 31, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB2,869 and RMB3,025 (US$436) for the three months ended December 31, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB14,627 and RMB13,604 (US$1,959) for the three months ended December 31, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended December 31, 2015 and 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2015	December 31, 2016	December 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,356,442	1,547,143	222,835
Print advertising	5,328	—	—
Other human resource related revenues	740,119	825,552	118,904

Total revenues	2,101,889	2,372,695	341,739
Less: Business tax and surcharges	(46,669)	(34,361)	(4,949)

Net revenues	2,055,220	2,338,334	336,790
Cost of services (Note 2)	(569,979)	(663,001)	(95,492)

Gross profit	1,485,241	1,675,333	241,298

Operating expenses:
Sales and marketing (Note 3)	(654,468)	(783,492)	(112,846)
General and administrative (Note 4)	(263,067)	(280,002)	(40,329)

Total operating expenses	(917,535)	(1,063,494)	(153,175)

Income from operations	567,706	611,839	88,123

(Loss) Gain from foreign currency translation	(55,857)	238	34
Interest and investment income, net	93,548	58,933	8,488
Change in fair value of convertible senior notes	67,168	(69,439)	(10,001)
Other income, net	71,533	98,315	14,160

Income before income tax expense	744,098	699,886	100,804
Income tax expense	(126,301)	(134,699)	(19,401)

Net income	617,797	565,187	81,403
Net loss attributable to non-controlling interests	260	791	114

Net income attributable to 51job, Inc.	618,057	565,978	81,517

Net income	617,797	565,187	81,403
Other comprehensive income	890	29,860	4,301

Total comprehensive income	618,687	595,047	85,704

Earnings per share:
Basic	10.71	9.74	1.40
Diluted (Note 5)	10.41	9.68	1.39

Weighted average number of common shares outstanding:
Basic	57,714,850	58,132,976	58,132,976
Diluted	62,498,651	58,474,068	58,474,068

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9430 to US$1.00 on December 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB13,770 and RMB14,080 (US$2,028) for the year ended December 31, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB11,837 and RMB12,104 (US$1,744) for the year ended December 31, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB60,338 and RMB59,886 (US$8,625) for the year ended December 31, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB34,983, change in fair value of convertible senior notes of RMB67,168 and foreign currency translation loss of RMB64,839 related to the convertible senior notes to the numerator of net income attributable to 51job for the year ended December 31, 2015. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the year ended December 31, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the year ended December 31, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2015	December 31, 2016	December 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	179,501	237,948	34,273
Add back: Share-based compensation	20,835	20,147	2,902
Add back: Loss (Gain) from foreign currency translation	21,060	(1,564)	(225)
Add back: Change in fair value of convertible senior notes	18,176	(4,096)	(590)
Non-GAAP income before income tax expense	239,572	252,435	36,360

GAAP income tax expense	(37,828)	(34,635)	(4,988)
Tax effect of non-GAAP line items	(6)	(30)	(4)
Non-GAAP income tax expense	(37,834)	(34,665)	(4,992)

Non-GAAP adjusted net income	201,738	217,770	31,368

Non-GAAP adjusted net income attributable to 51job, Inc.	201,914	217,888	31,385

Non-GAAP adjusted earnings per share:
Basic	3.52	3.72	0.54
Diluted (Note 2)	3.40	3.61	0.52

Weighted average number of common shares outstanding:
Basic	57,435,477	58,594,960	58,594,960
Diluted	62,047,719	62,970,083	62,970,083

	For the Year Ended
	December 31, 2015	December 31, 2016	December 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	744,098	699,886	100,804
Add back: Share-based compensation	85,945	86,070	12,397
Add back: Loss (Gain) from foreign currency translation	55,857	(238)	(34)
Add back: Change in fair value of convertible senior notes	(67,168)	69,439	10,001
Non-GAAP income before income tax expense	818,732	855,157	123,168

GAAP income tax expense	(126,301)	(134,699)	(19,401)
Tax effect of non-GAAP line items	(4)	(22)	(3)
Non-GAAP income tax expense	(126,305)	(134,721)	(19,404)

Non-GAAP adjusted net income	692,427	720,436	103,764

Non-GAAP adjusted net income attributable to 51job, Inc.	692,687	721,227	103,878

Non-GAAP adjusted earnings per share:
Basic	12.00	12.41	1.79
Diluted (Note 3)	11.64	12.13	1.75

Weighted average number of common shares outstanding:
Basic	57,714,850	58,132,976	58,132,976
Diluted	62,498,651	62,509,740	62,509,740

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9430 to US$1.00 on December 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,988 and RMB9,618 (US$1,385) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended December 31, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended December 31, 2015 and 2016.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB34,983 and RMB37,298 (US$5,372) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the year ended December 31, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the year ended December 31, 2015 and 2016.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

February 22, 2017

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,125,352	1,921,074	276,692
Restricted cash	13,059	389	56
Short-term investments	3,825,547	4,159,318	599,066
Accounts receivable (net of allowance of RMB3,290
and RMB6,144 as of December 31, 2015 and 2016,
respectively)	97,880	111,246	16,023
Prepayments and other current assets	496,715	527,558	75,984
Deferred tax assets, current	1,745	—	—

Total current assets	5,560,298	6,719,585	967,821

Non-current assets:
Long-term investments	22,800	189,017	27,224
Property and equipment, net	559,404	526,541	75,838
Goodwill	217,394	217,394	31,311
Intangible assets, net	56,105	73,620	10,603
Other long-term assets	5,578	8,988	1,295
Deferred tax assets, non-current	683	765	111

Total non-current assets	861,964	1,016,325	146,382

Total assets	6,422,262	7,735,910	1,114,203

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	24,096	32,516	4,683
Salary and employee related accrual	84,185	103,559	14,916
Taxes payable	114,162	155,786	22,438
Advance from customers	563,621	655,416	94,400
Convertible senior notes, current	—	1,257,709	181,148
Other payables and accruals	349,974	498,036	71,732

Total current liabilities	1,136,038	2,703,022	389,317

Non-current liabilities:
Deferred tax liabilities, non-current	34,785	57,166	8,234
Convertible senior notes, non-current	1,108,877	—	—
Other long-term payables	8,450	—	—

Total non-current liabilities	1,152,112	57,166	8,234

Total liabilities	2,288,150	2,760,188	397,551

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 58,944,631 and 60,062,385
shares issued and oustanding as of December 31,
2015 and 2016, respectively)	48	49	7
Additional paid-in capital	1,052,788	1,299,350	187,145
Statutory reserves	13,232	13,360	1,924
Accumulated other comprehensive income	2,422	32,282	4,650
Retained earnings	3,056,552	3,622,402	521,734

Total 51job, Inc. shareholders' equity	4,125,042	4,967,443	715,460

Non-controlling interests	9,070	8,279	1,192

Total equity	4,134,112	4,975,722	716,652

Total liabilities and equity	6,422,262	7,735,910	1,114,203

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9430 to US$1.00 on December 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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